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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TeliaSonera AB
(Name of Issuer)
Ordinary Shares, nominal value SEK 3.20 per share
(Title of Class of Securities)
**
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB, which are not traded in U.S. markets, have not been assigned a CUSIP number.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	**

1	NAMES OF REPORTING PERSONS: Government Offices of The Kingdom of Sweden

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Sweden

	5	SOLE VOTING POWER:

NUMBER OF		2,033,547,131

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,033,547,131

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,033,547,131

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	43.5%***

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

** The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number.

*** Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on December 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 7, 2005. This total number of shares remains unchanged. However, the Government Offices of The Kingdom of Sweden’s percentage of shares has decreased since December 31, 2004 because of a repurchase program of TeliaSonera AB. For information on the repurchase program, see the Form 6-K filed with the Securities and Exchange Commission on June 23, 2005, disclosing the completion of the repurchase program decided by the Board of Directors of TeliaSonera AB on April 26, 2005.

SCHEDULE 13G

Item 1.

	(a)	Name of Issuer
TeliaSonera AB

	(b)	Address of Issuer’s Principal Executive Offices
Sturegatan 1, S-106 63 Stockholm, Sweden

Item 2.	(a)	Name of Person Filing
Government Offices of The Kingdom of Sweden

The Government Offices of The Kingdom of Sweden exist to facilitate Swedish government business and comprise ten ministries, of which the Ministry of Industry, Employment and Communications is one.

	(b)	Address of Principal Business Office or, if none, Residence
c/o The Ministry of Industry, Employment and Communications
Jakobsgatan 26, SE-103 33 Stockholm, Sweden

	(c)	Citizenship
Sweden

	(d)	Title of Class of Securities
Ordinary shares, nominal value SEK 3.20 per share (“Ordinary Shares”)

	(e)	CUSIP Number
The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,033,547,131

(b)	Percent of class: 43.5%[1]

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,033,547,131

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,033,547,131

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group
The Government Offices of The Kingdom of Sweden and The Republic of Finland (“Finland”) may be deemed to be a “group” within the meaning of Rule 13d-5(b)(1) under the Act. See the Shareholders’ Agreement dated March 26, 2002 between The Kingdom of Sweden and Finland contained in Annex C of the Prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-100213), filed by Telia AB with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 1, 2002, as amended by the Amendment to Shareholders’ Agreement dated April 16, 2003 attached as Exhibit 2 to Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission by the Government Offices of The Kingdom of Sweden on February 17, 2004 with respect to TeliaSonera AB, and by the Amendment II to Shareholders’ Agreement dated October 12, 2004 attached as Exhibit 2 to Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission by the Government Offices of The Kingdom of Sweden on February 14, 2005 with respect to TeliaSonera AB.
Pursuant to Rule 13d-5(b)(1) of the Act, the group that may be formed by the Government Offices of The Kingdom of Sweden and Finland may be deemed to be the beneficial owner of 2,033,547,131 Ordinary Shares beneficially owned by the Government Offices of The Kingdom of Sweden and 616,128,221

[1]	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on December 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 7, 2005. This total number of shares remains unchanged. However, the Government Offices of The Kingdom of Sweden’s percentage of shares has decreased since December 31, 2004 because of a repurchase program of TeliaSonera AB. For information on the repurchase program, see the Form 6-K filed with the Securities and Exchange Commission on June 23, 2005, disclosing the completion of the repurchase program decided by the Board of Directors of TeliaSonera AB on April 26, 2005.

Ordinary Shares beneficially owned by Finland, representing a total of 2,649,675,352 Ordinary Shares or approximately 56.7% of the Ordinary Shares.2 However, the Government Offices of The Kingdom of Sweden disclaim beneficial ownership of the Ordinary Shares beneficially owned by Finland.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

[2]	Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on December 31, 2004 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on April 7, 2005. This total number of shares remains unchanged. However, the Government Offices of The Kingdom of Sweden’s percentage of shares has decreased since December 31, 2004 because of a repurchase program of TeliaSonera AB. For information on the repurchase program, see the Form 6-K filed with the Securities and Exchange Commission on June 23, 2005, disclosing the completion of the repurchase program decided by the Board of Directors of TeliaSonera AB on April 26, 2005.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: 14 February, 2006

GOVERNMENT OFFICES OF THE KINGDOM OF SWEDEN
By:	/s/ Jonas Iversen
	Name:	Jonas Iversen
	Title:	Director, Division for State Enterprises, Ministry of Industry, Communications and Employment

EXHIBITS

Exhibit	Description

1	Extract from the Minutes of a Swedish Government Meeting dated January 23, 2003 authorising the Ministry of Industry, Employment and Communications to sign the Schedule 13G initially filed on February 12, 2003, together with any supplements and amendments, on behalf of the Government Offices of The Kingdom of Sweden (in the original Swedish with an English translation)